ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 809
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

[redacted]

08000026

File No. 82-34835
December 28, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

<u>NTT Urban Development Corporation - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of NTT Urban Development Corporation (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Interim Business Report for the 23rd Fiscal Year;

2. Notice of Resolution of the Meeting of the Board of Directors Concerning Payment of Interim Dividends for the 23rd Fiscal Year, dated November 2, 2007; and

3. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Kagayaki Funakoshi of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1197, facsimile +813-6888-3197).

Very truly yours,

Kagayaki Funakoshi

Enclosures

(Summary English Translation)

Interim Business Report for the 23rd Fiscal Year

April 1, 2007 through September 30, 2007

NTT URBAN DEVELOPMENT CORPORATION

TO OUR SHAREHOLDERS

Compliments of Masaki Mitsumura, the President and Chief Executive Officer of the Company, as well as the business results for the six months ended September 30, 2007, accomplishments of the medium-term management plan "C&P07" and establishment of "Medium-Term Management Plan 2010" are mentioned.

MEDIUM-TERM MANAGEMENT PLAN 2010

Financial targets, business strategies and specific measures set forth in "Medium-Term Management Plan 2010" are mentioned.

OUTLINE OF BUSINESS

A brief description and results of operations of each of the leasing business, residential property sales business and other business are mentioned.

CONSOLIDATED FINANCIAL REPORTS

Summary Consolidated Balance Sheets as of September 30, 2006, September 30, 2007 and March 31, 2007, Summary Consolidated Statements of Income for the six months ended September 30, 2006 and September 30, 2007 and for the year ended March 31, 2007 and Summary Consolidated Statements of Cash Flows for the six months ended September 30, 2006 and September 30, 2007 and for the year ended March 31, 2007 are provided, together with year-to-year and year-to-period changes of total assets, interest-bearing liabilities, net assets and ratio of shareholders' equity to assets, operating revenues, operating income and its ratio to operating revenues, and net income shown in the form of graphs.

RECENT TOPICS

"Good Design Award (Architectural and Environmental Design Division)" awarded to Akihabara UDX and Grand Wellith Seta

A brief notice reporting that Akihabara UDX and Grand Wellith Seta have received "Good Design Award (Architectural and Environmental Design Division)" is provided.

OUTLINE OF THE COMPANY (as of September 30, 2007)

Company Data

The name, location of the head office, date of incorporation, amount of capital, number of employees (consolidated) and the names of branches are mentioned.

Officers

The names of 15 Directors and 4 Corporate Auditors are mentioned.

STATUS OF SHARES (as of September 30, 2007)

Status of Shares

The number of authorized share capital, number of issued shares and number of shareholders are mentioned.

Major Shareholders

The names of top ten shareholders, the number of shares held by each of them and shareholding ratios are mentioned.

Shareholding Ratio

The shareholding ratio by type of shareholders is shown in the form of graph.

MAJOR PROPERTIES

Major properties owned in the leasing business and sold in the residential property sales business are mentioned.

MEMORANDUM FOR SHAREHOLDERS

The fiscal year end, timing of the ordinary general meeting of shareholders, record dates for year-end and interim dividends, name and address of the transfer agent, stock exchanges on which the shares of the Company are listed, and name of newspaper in which public notices are published are mentioned.

File No. 82-34835

(Summary English Translation)

November 2, 2007

TO OUR SHAREHOLDERS:

NTT URBAN DEVELOPMENT CORPORATION
14-1, Sotokanda 4-chome
Chiyoda-ku, Tokyo
Japan

Masaki Mitsumura
President and Chief Executive Officer

Notice of Resolution of the Meeting of the Board of Directors
Concerning Payment of Interim Dividends for the 23rd Fiscal Year

Notice is hereby provided that the Board of Directors of the Company, at its meeting held on November 1, 2007, resolved to pay interim dividends for the 23rd fiscal year (from April 1, 2007 through March 31, 2008), the details of which is described below.

Particulars

Pursuant to the provisions of the Articles of Incorporation of the Company, interim dividends will be paid, as described below, to the shareholders or pledgees registered or recorded in the Shareholders' Register or Register of Beneficial Shareholders as of the close of business on September 30, 2007.

1. Interim dividend:

   500 yen per share

2. Effective date and commencement date of payment:

   Wednesday, December 5, 2007

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Semi-Annual Report

A Semi-Annual Report, required to be filed under the Financial Instruments and Exchange Law within three months after the end of the first half of each fiscal year, was filed with the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on December 18, 2007 for the six-month period ended September 30, 2007 and sets forth the following information:

PART ONE CORPORATE INFORMATION

- I. Outline of the company
  1. Changes in principal indicators of business operations, etc.
  2. Substance of business
  3. Related companies
  4. Employees
- II. Business operations
  1. Summary of results of operations, etc.
  2. Operating revenues
  3. Material business issues to be dealt with
  4. Contracts material to operation of business
  5. Research and development activities
- III. Conditions of facilities
  1. Conditions of principal facilities
  2. Plans for establishment, disposal, etc. of facilities
- IV. State of the company
  1. Information concerning shares, etc.
     - (1) Total number of shares, etc.
     - (2) Stock acquisition rights, etc.
     - (3) Rights plan
     - (4) Changes in number of issued shares and share capital
     - (5) Principal shareholders
     - (6) Voting rights
  2. Changes in share price
  3. Officers

V. Financial condition

1. Consolidated interim financial statements, etc.

(1) Consolidated interim financial statements

2. Non-consolidated interim financial statements, etc.

(1) Non-consolidated interim financial statements

(2) Other matters

VI. Information for reference

PART TWO INFORMATION ON THE GUARANTOR, ETC. (not applicable)

Interim audit reports

The Semi-Annual Report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. for a certain period.

Amendment to the Shelf Registration Statement

An amendment to the Shelf Registration Statement for the purpose of incorporating the newly-filed Semi-Annual Report (for the 23rd fiscal year) was filed with the Director of the Kanto Local Finance Bureau through EDINET on December 18, 2007. The amendment to the Shelf Registration Statement is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. for a certain period.

END